COMMISSION FILE NUMBER  1-2257

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [  ] Form 10-Q  [ ] Form 10-D

[ ] Form N-SAR  [ ] Form N-CSR

For Period Ended:  December 31, 2011

[ ]  Transition Report on Form 10-K

[ ]  Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K

[ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:________________________

Read Instructions (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Trans-Lux Corporation

Full Name of Registrant

Not applicable

Former Name if Applicable

26 Pearl Street

Address of Principal Executive Office (Street and Number)

Norwalk, CT 06850

City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)        The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra Sheets if Needed)

The Registrant is unable to file its report on Form 10-K for the year ending December 31, 2011 within the prescribed time period because of pending additional information necessary for finalizing its Form 10-K.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Angela D. Toppi                            (203)                           853-4321

_______________________   ______________   ______________________

            (Name)                              (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes   [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [  ] No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 14, 2011 the Company completed the sale of an aggregate of $8.3 million of securities consisting of (i) 416,500 shares of the Company’s Series A Convertible Preferred Stock, par value $1.00 per share (the “Preferred Stock”), having a stated value of $20.00 per share and convertible into 50 shares of the Company’s Common Stock, par value $1.00 per share (or an aggregate of 20,825,000 shares of common stock), and (ii) 4,165,000 one-year warrants (the “A Warrants”).  These securities were organized into units, and were issued at a purchase price of $20,000 per unit (the “Units”).  Each Unit consists of 1,000 shares of the Company’s Preferred Stock (convertible into 50,000 shares of common stock) and 10,000 A Warrants.  Each A Warrant entitles the holder to purchase one share of the Company’s common stock and a three-year warrant (the “B Warrants”), at an exercise price of $1.00 per share (subject to adjustment to $0.20 per share at such time as the Certificate of Incorporation of the Company is amended to reduce the par value of the common stock to an amount equal to or less than $0.10).  Each B Warrant entitles the holder to purchase one share of the Company’s Common Stock at an exercise price of $1.00 per share (subject to adjustment to $0.50 per share at such time as the Certificate of Incorporation of the Company is amended to reduce the par value of the common stock to an amount equal to or less than $0.10).

In addition to the foregoing, on November 14, 2011, the Company completed an exchange offer with the holders of the Company’s:  (i) 8¼ Limited convertible subordinated notes (the “Notes”) pursuant to which such holders received $225, without accrued interest, plus 250 shares of the Company’s Common Stock for each $1,000 Note exchanged and (ii) 9½% Subordinated debentures due 2012 (the “Debentures”) to receive $100, without accrued interest, for each $1,000 Debenture exchanged.  Pursuant to such exchange offer, $8,976,000 principal amount of the Notes were exchanged for an aggregate of $2,019,600 in cash and 2,244,000 shares of the Company’s Common Stock and $718,000 principal amount of the Debentures were exchanged for an aggregate of $71,800 in cash.  The consolidated results of operations will not reflect any other significant changes.

Trans-Lux Corporation

____________________________________________

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

March 30, 2012

By:  /s/ Angela D. Toppi

___________________________

Angela D. Toppi

Executive Vice President

and Chief Financial Officer

INSTRUCTION:  The form may be signed by executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal

Criminal Violations (See 18 U.S.C. 1001).